Exhibit 3



Morningstar Credit Ratings, LLC

Confidential Information and Analytic Firewalls Policies

Introduction

Morningstar Credit Ratings, LLC ("Morningstar") is a provider of securities analysis, market research, portfolio surveillance services, operational risk assessment services, and credit ratings. It is the intent of these Confidential Information and Analytic Firewalls Policies to (i) safeguard private clients' confidential information from being used inappropriately, (ii) protect the confidentiality of information given to Morningstar's analysts in connection with the rating process, (iii) ensure that analysts involved in Morningstar's rating process are free to express their respective opinions without being influenced by any consulting relationship that Morningstar may have with a client; and (iv) prevent improper exchanges of confidential information among Morningstar's Access Persons.

These Confidential Information and Analytics Firewalls Policies are a part of Morningstar's overall compliance policies and procedures relating to analyst independence and the use of confidential information. Access Persons (as defined in Morningstar's Code of Ethics) should also consult and observe Morningstar's other compliance policies and procedures, including, but not limited to, Morningstar's Code of Conduct and Code of Ethics. Copies of Morningstar's Code of Conduct and Code of Ethics are included within Morningstar's Form NRSRO at Exhibits 5 and 7, respectively.

Morningstar maintains six separate business divisions: (i) CMBS Rating Services, (ii) RMBS Ratings, (iii) ABS Ratings, (iv) Operational Risk Assessment Services, (v) Research/Data Services, and (vi) Corporates and Financial Institutions, which includes Private Client Services and Data and Valuation Services. A general description of these services is available at Morningstar's public website at www.morningstarcreditratings.com.

Each operations or business division head determines the responsibilities and file access of each Access Person within the division. Access Persons are only granted access to the files they need for their current responsibilities. Access Persons may be temporarily, or permanently, reassigned from one to another division or group, for reasons such as a shift in client or market demand for certain services. In addition, to the extent consistent with Morningstar's policies and procedures and based on expertise of certain employees and to facilitate products offered within the groups, Access Persons may perform certain functions (including, serving on certain committees so long as such Access Person holds less than a majority vote on such committee) within, and/or provide certain input and skills to, another group (collectively, a "Multiple Division Service Employee"), provided that, (a) no such functions, input, skills or services across divisions or groups shall (i) impede the independence of any analyst or credit rating, ranking or assessment, as applicable, (ii) result in any client of another division or group receiving any confidential information from another division or group, or (iii) create any actual or potential conflict (unless identified to and approved by the Compliance Department); and (b) no such practices shall violate applicable laws, rules, regulations or client contracts. The Compliance Department shall be notified of all proposed reassignments and assignments utilizing Multiple Division Service Employees by the President or the Managing Director(s) of the division(s) requesting such reassignments or assignments. As necessary, the Compliance Department will develop internal protocols and procedures to address any conflicts of interest and needs for additional monitoring or controls that arise from these reassignments or Multiple Division Service Employee assignments. The Compliance Department may limit the number of Access Persons who can participate in any ongoing Multiple Division Service Employee assignment.

Confidential Information: Definition, Policies and Procedures

Any reference to "confidential information", "confidential" or words of similar import shall mean: (a) information received by Morningstar's Access Persons from an issuer or other arranger or its accountants, attorneys, advisors or other persons on behalf of the issuer or other arranger, that has been marked "Proprietary and Confidential" (or similarly marked) or in respect of which Morningstar has received from the issuer specific written notice of its proprietary and confidential nature; (b) credit ratings, other opinions, surveillance, research, analysis, reports and similar items that have been developed by Morningstar, but have not yet been published by Morningstar; (c) information provided by a client of Morningstar to Morningstar regarding the client's investment holdings, procedures and guidelines and similar or related information that has been marked "Proprietary and Confidential" (or similarly marked) or in respect of which Morningstar has received from the client specific written notice of its proprietary and confidential nature; and (d) material, nonpublic information received by Morningstar in conjunction with the preceding items (a) through (c) and as defined and discussed in Morningstar's Code of Ethics, Section III.D.

Notwithstanding the preceding paragraph, information is not deemed to be confidential information if it:

- was substantially known to Morningstar at the time of such disclosure;

- was available publicly (whether via subscription or otherwise) at the time of or prior to such disclosure;

- becomes known to the public (other than by Morningstar's act) subsequent to such disclosure;

- is disclosed lawfully to Morningstar by a third party subsequent to such disclosure;

- is developed independently by Morningstar and Morningstar does not expressly include such confidential information in providing such independently developed information;

- is approved by the provider of the information;

- is required to be disclosed by law, rule or regulation or is disclosed at the request of any governmental agency or authority; or

- specifically with respect to ratings, other opinions and identifiers, surveillance, research, analysis, reports and similar items:

- was known to investors at the time of such disclosure, including, without limitation, through the dissemination of preliminary offering materials and/or reports that reference such information or related information;

- is approved in writing by the issuer, arranger, client, or their agent, including without limitation, through any engagement letter executed by Morningstar and issuer, arranger or client, for disclosure and/or is not expressly precluded in writing by the arranger from disclosure (so long as Morningstar has not reasonably objected to such preclusion for regulatory reasons);

- is required to be disclosed by law, rule or regulation or is disclosed at the request of any governmental agency or authority, including, without limitation, any laws, rules or regulations which may require a rating agency to provide analysis and information related to a rating and any reports related thereto; or

- is information, provided in or forming part of, the related deal report or presale report produced by Morningstar in rating or performing surveillance of a transaction, so long as such report is distributed by Morningstar after the preliminary offering circular or analogous offering materials are printed and such information is necessary, as determined by the related Morningstar rating committee for understanding of the ratings and related analysis.

Every Morningstar Access Person who receives confidential information must follow all precautionary measures prescribed by Morningstar's internal control policies and procedures to safeguard confidential information. More specifically, with respect to each of Morningstar's business groups:

- **Morningstar's Credit Ratings Groups:** Except for disclosures to Morningstar Access Persons who have a legitimate business need to know the information or as required by Morningstar policy or applicable law or regulation,
  - For transactions in surveillance, the ratings groups may not share confidential information (i) received by such group, or (ii) developed, but not yet published by such group, such as unpublished rating actions, other opinions and identifiers, surveillance, research, analysis, reports and similar items with anyone until such time as (a) with respect to (ii), such information is published to Morningstar's subscribers and/or (b) with respect to (i) and (ii), otherwise made public or not "confidential" as set forth above.
  - For new issue transactions, the ratings group may not share confidential information about a pending transaction, by an issuer or other arranger or its accountants, attorneys, advisors or other persons on behalf of the issuer or other arranger, or developed, but not yet published, by such group, until such time as any preliminary offering materials are disseminated by the arranger or other relevant party related to such information, such information is public and/or such information is otherwise made public or not "confidential" as set forth above.

Further, when Morningstar receives confidential information provided by an issuer, arranger or its accountants, attorneys, advisors or other persons on behalf of the issuer or arranger, or by servicer, special servicer and/or trustee, such confidential information must be kept confidential in accordance with any and all confidentiality agreements to which Morningstar has agreed to be legally bound and subject to with respect to such information.

Morningstar may also use any such information for research, analytical and modeling purposes, and reports based thereon, provided that any confidential information is not presented in a way that reveals the confidential information.

- **Operational Risk Assessment Services** group may not share confidential information (i) received by the group from a servicer or other deal participant or from accountants, attorneys, advisors or other persons on behalf of the servicer or other deal participant in conjunction with its rankings or assessments, or (ii) confidential information developed by such group, such as unpublished rankings or assessments, research, analysis, reports and similar items, in each case, with anyone until such time as such information is (a) with respect to (ii), published to Morningstar's subscribers or (b) with respect to (i) and (ii), otherwise made public or not "confidential" as set forth above, in each case, except for disclosures to Morningstar's Access Persons who have a legitimate business need to know the information (including, but not limited to, the credit analysts of such rating group(s) that may consider a ranking or assessment of a servicer by the Operational Risk Assessment Services group in determining or monitoring a rating, or Multiple Division Service Employees, in accordance with the terms hereof and Morningstar's policies and procedures), and/or as required by applicable Morningstar policy or laws and regulations. Further, when Morningstar receives confidential information from servicers or other participants in finance transactions (such as loan originations and structured finance transactions) or from accountants, attorneys, advisors or other persons on behalf of such parties, such confidential information must be kept confidential in accordance with any and all confidentiality agreements to which Morningstar has agreed to be legally bound and subject to with respect to such information.

Morningstar may also use any such information for research, analytical and modeling purposes, and reports based thereon, provided that any confidential information is not presented in a way that reveals the confidential information.

- **Research/Data Services**, group may not share confidential information of a client with anyone except for the client's designated representatives and/or as required by applicable Morningstar policy or laws and regulations. For avoidance of doubt, confidential information of a client must not be shared with other divisions or groups within Morningstar or any party outside of Morningstar. Further, when Morningstar receives confidential information of client, such confidential information must be kept confidential in accordance with any and all confidentiality agreements to which Morningstar is legally bound by and subject to with respect to such information.

If an Access Person needs more information or advice related to the existence or content of any confidentiality agreements with respect to any Morningstar clients, the Access Person should contact Morningstar's Legal and/or Compliance Departments before presuming any information is non-confidential.

Analytic Firewalls Policy

Divisional Firewalls. An analyst within a division or group may not share any confidential information with other divisions or groups within Morningstar (other than (Multiple Division Service Employees in accordance with the terms hereof and Morningstar's policies and procedures) or discuss the deliberations relating to, or confidential information used in determining, credit ratings, rankings or assessments with other Morningstar Access Persons who are not involved in the same analytical or rating process (other than (i) Multiple Division Service Employees in accordance with the terms hereof and Morningstar's policies).

Consulting Services. No analyst may participate in "consulting services" (as defined below) if that analyst is involved in any credit rating processes (other than Multiple Division Service Employees in accordance with the terms hereof and Morningstar's policies and procedures), or participates or votes on any credit rating committee, or has responsibility for participating in determining credit ratings or for developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models. "Consulting services" shall include all Morningstar services other than those involving the issuance of credit ratings, the surveillance of credit ratings, operational risk assessments, or other activities regulated by the SEC as a result of Morningstar's NRSRO status.

Separation of Sales & ***Marketing from Credit Rating Analytics.*** No credit analyst shall be directly involved with any negotiations, discussions or arrangements for any fees or other compensation from any arranger, subscriber, or other client if that analyst is involved in any credit rating processes, or participates or votes on any credit rating committee, or has responsibility for participating in determining credit ratings or for developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models. All analytical decisions with respect to credit ratings and developing procedures and methodologies with respect to determining credit ratings will be outside the presence of Sales & Marketing Access Persons (which includes Issuer & Investor Relations personnel). All fee arrangements and engagement terms will be determined by the Sales & Marketing Access Persons. Because Morningstar cannot prevent in all cases its clients from raising issues related to fees, analytical employees are required to refer all inquiries related to fees or other commercial terms to engagements for credit rating services to the relevant Sales & Marketing Access Person.

Analytical employees may attend meetings, calls or othe discussions with issuers, arrangers, subscribers, or other clients or potential clients for the purpose of discussing analytical components of a product, methodologies, criteria and credit considerations. At such meetings, calls or discussions, no fee discussions or negotiations of engagement terms or new business may occur while analytical employees are present. Therefore, analytical employees must excuse themselves from such meetings, calls or other discussions, if such discussions or negotiations are initiated. Sales & Marketing Access Persons should not initiate fee discussions or negotiations of engagement terms or new business, with analytical employees present. Sales & Marketing Access Persons must ask such analytical employees to leave these meetings, calls or other discussions before initiating any such discussions or negotiations or once these discussions are raised by clients or potential clients.

Morningstar's accounting Access Persons may only provide information concerning individual fees for subscribers, issuers, transactions and other credit rating clients to Sales & Marketing Access Persons and the Legal and Compliance Departments, as requested.

From time to time, accounting and/or Sales & Marketing Access Persons may meet with analytical staff to prepare budgets, to determine capacity issues, and to discuss information and regulatory requirements that may affect the terms of an engagement or fee schedules. Accounting and Sales & Marketing Access Persons are prohibited from providing fee information in these meetings or discussions, but can solicit information from analytical staff to determine whether current engagement terms (including obligations to provide certain information to conduct future surveillance) and fees remain appropriate and whether the proposed engagements are within the scope and budget of the analytical group.

Access Persons are subject to Morningstar's policy on safeguarding information contained in its Code of Ethics. Each group must take precautions set forth therein order to avoid the dissemination of information between these groups.

Certain Conflicts of Interest. No Morningstar Access Person shall allow the commercial or personal relationship between Morningstar and any third party to influence their opinion or use such relationship to try to influence the opinion of an analyst who is involved in any credit rating processes, or participates or votes on any credit rating committee, or has responsibility for participating in determining credit ratings
or for developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models, or who is involved in any rankings or assessments, or participates or votes on any ranking or assessment committee, or has responsibility for participating in determining rankings or assessments or for developing or approving procedures or methodologies used for rankings or assessments. Access Persons must disclose to the Compliance Department any potential conflict of interest, not otherwise specifically enumerated in this policy or Morningstar's Code of Ethics and Code of Conduct. This can include personal or business relationships with, and/or business interests in issuers, arrangers, subscribers or other clients of Morningstar. The Compliance Department will determine

whether a conflict exists and determine the appropriate action to be taken. The Compliance Department can recommend, among other things, the divesting of certain business interest or the recusal of an analyst from a committee vote.

Application of These Policies

These policies are intended to be complementary to all other policies and procedures adopted by Morningstar. Access Persons who have questions on interpretation or application of these policies should contact the Compliance Department. In the event the terms hereof conflict with Morningstar's "Confidential Information and Analytic Firewalls Policies," the "Morningstar Credit Ratings, LLC Code of Conduct" and/or Morningstar's other policies and procedures, such conflicts shall be addressed by the Compliance Department.